VectivBio Holding AG Basel FINANCIAL STATEMENTS FOR THE PERIOD 01 JANUARY 2021 – 31 DECEMBER 2021

VectivBio Holding AG

Balance Sheet as of 31 December in CHF		**2021**	**2020**
ASSETS			
Current assets			
Cash		92'525'166	34'390'540
Other current receivables		511'989	-
Other current receivables from group companies		30'262'350	10'632'891
Prepaid expenses and accrued income		862'177	-
Total current assets		**124'161'682**	**45'023'431**
Non-current asset			
Investments in subsidiaries	2.1.	96'628'817	40'640'950
Total non-current assets		**96'628'817**	**40'640'950**
Total assets		**220'790'499**	**85'664'381**
EQUITY AND LIABILITIES			
Liabilities			
Accounts payables to third parties		298'080	131
Accrued expenses		504'953	610'114
Other current liabilities		135'526	-
Total current liabilities		**938'559**	**610'245**
Total liabilities		**938'559**	**610'245**
Equity			
Share capital	2.6.	1'831'786	1'339'783
Legal capital reserves			
Reserves from capital contribution confirmed by the tax authority	2.8.	91'460'342	22'045'550
Reserves from capital contribution not yet confirmed by the tax authority		154'162'425	70'414'693
Other legal capital reserves	2.8.	999'901	-
Treasury shares	2.7.	-167'438	-36'114
Accumulated losses			
Loss carried forward		-8'709'776	-552'282
Loss for the year		-19'725'299	-8'157'494
Total equity		**219'851'940**	**85'054'136**
Total equity and liabilities		**220'790'499**	**85'664'381**

2

3 VectivBio Holding AG Income statement for the financial year ended in CHF 2021 2020 Dividend income 27'497’414 - Total income 27'497’414 - Employee expenses -3'774'575 -2’183’729 Legal, accounting and tax consulting expenses 3.1 -9'033’437 -4’555’378 Other operating expenses 3.2 -10’436’966 - Impairment of investments in subsidiaries 3.3 -23’186’647 - Loss before interest and taxes -18'934’211 -6’739’107 Financial expenses 3.4 -10’158 -505’542 Net result from foreign exchange differences -627'965 -883’428 Loss before tax -19'572’335 -8’128’077 Tax expenses -152’965 -29’417 Loss for the year -19'725’299 -8’157’494

4 VectivBio Holding AG Notes to the financial statements in CHF 1. Details of the principles applied to the annual accounts 1.1. General aspects VectivBio Holding AG (the “Company”, “we”, “us”, or “our”) was founded on 22 May 2019. The registered office of VectivBio Holding AG is Aeschenvorstadt 36 in Basel, Switzerland. The financial year of VectivBio Holding AG is from the 01 January until 31 December. These financial statements were prepared according to the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below. The Company applies an exemption to prepare additional notes, cash flow statement and management report in line with Art 961d of the Swiss Code of Obligation as VectivBio Holding AG prepares consolidated Financial Statements under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). On April 9, 2021, the Company closed its initial public offering of 8,625,000 ordinary shares, at a public offering price of USD 17.00 per share (the “IPO”). The Company’s ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “VECT”. On April 1, 2021, the general meeting of shareholders unanimously resolved to consolidate in a reverse share split concurrently with the registration of the ordinary capital increase all registered ordinary shares with a nominal value of CHF 0.01 each and all A Preferred Shares with a nominal value of CHF 0.01 each at a ratio of 5 to 1 into registered shares of the same category with a nominal value of CHF 0.05 each (the “Reverse Share Split”). Accordingly, all share, share-based and per share amounts for prior period have been presented based on the adjusted number of shares, where applicable, to reflect this reverse share split. 1.2. Going concern The Company has a limited operating history and has experienced net losses and significant cash used in operating activities since inception. For the year ended December 31, 2021, the Company had a net loss of CHF 19’725 thousand (2020: CHF 8,157 thousand). Management expects the Company to continue to incur net losses for at least the next 12 months. With a remainder of CHF 92’525 thousand in cash as of December 31, 2021, the board of directors of the Company is of the opinion that this cash position is sufficient to continue operating through the next 12 month-period. These Financial Statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. 1.3. Current assets Current assets are recorded at historical cost less adjustments for impairment of value. 1.4. Current liabilities Current liabilities are recorded at historical cost.

5 1.5. Investments in subsidiaries Investments in subsidiaries are recorded at acquisition cost less adjustments for impairment of value. These investments are evaluated for impairment annually and an impairment loss is recorded when the carrying amount of such assets exceeds the fair value. 1.6. Dividend income The income from dividend is recognized when the Subsidiaries’ Annual General Meeting (AGM) approves its distribution. 1.7. Treasury shares Treasury shares are shares of VectivBio Holding AG that are held by the company for the purpose of issuing shares under the Company’s equity incentive plan for subsidiaries employees. Treasury shares are recognized at acquisition cost. In case of a resale, the gain or loss is recognized through the income statement as financial income or financial expense. 1.8. Foreign currency transactions Our principal exchange rates were as follows: Average exchange rates for the years ended December 31, Exchange rates at December 31, 2021 2020 2021 2020 CHF/USD 1.08 1.06 1.08 1.12 CHF/ EUR 0.92 0.93 0.96 0.91 We recognize realized currency exchange gains and losses arising from business transactions and net unrealized currency exchange and translation losses in current period earnings. The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise. Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits and losses are recorded in the profit and loss account.

2. Information relating to items on balance sheet

2.1. Investments in subsidiaries:

Company, Registered office	Share Capital	Book value	Capital Shares in %	Voting rights
	31.12.2021	31.12.2021	31.12.2021	31.12.2021
GlyPharma Therapeutic, Inc., Montréal, Canada	CAD 8'548'903	178'017	100.00%	100.00%
VectivBio US Inc., Delaware, USA	USD 100	325'710	100.00%	100.00%
VectivBio AG, Basel, Switzerland	CHF 100'000	93'286'790	100.00%	100.00%
VectivBio COMET AG	CHF 100'000	100'000	100.00%	100.00%
Comet Therapeutics Inc, Delaware, USA	USD 6'088	2'738'300	100.00%	100.00%
Total Investments in subsidiaries		96'628'817		

Company, Registered office	Share Capital	Book value	Capital Shares in %	Voting rights
	31.12.2020	31.12.2020	31.12.2020	31.12.2020
GlyPharma Therapeutic, Inc., Montréal, Canada	CAD 32'547'903	22'945'451	100.00%	100.00%
VectivBio US Inc., Delaware, USA	USD 100	325'710	100.00%	100.00%
VectivBio AG, Basel, Switzerland	CHF 100'000	17'369'790	100.00%	100.00%
Total Investments in subsidiaries		40'640'951		

2.2. GlyPharma Therapeutic Inc., Montreal (Canada)

On 30 September 2018, Therachon AG acquired 100% of the shares of GlyPharma Therapeutic Inc (GlyPharma) for cash consideration of USD 7.5 million (CHF 7.3 million) and contingent consideration of up to USD 47.5 million (CHF 46.2 million) subject to reaching certain milestones. GlyPharma is based in Canada with its principal activity was the development of a new compound of the GLP-2 agonist family under an exclusive worldwide license granted by Ferring Pharmaceuticals.

Based on the sale and purchase agreement, depending on reaching the following future milestones, further contingent consideration in the total amount of maximum USD 47.5 million may be payable to the former GlyPharma Therapeutic Inc. shareholders.

The upfront purchase price was paid in October 2018. The conditions for making the first milestone payment of USD 7.5 million (CHF 7.3 million) were met in December 2018. Therachon AG and the GlyPharma's former shareholders agreed on 8 May 2019, that the second milestone payment would be paid early, but the amount would decrease from USD 20.0 million (CHF 19.5 million) to USD 7.0 million (CHF 6.8 million). The third milestone payment of USD 20.0 million

6

7 (CHF 19.5 million) was payable upon the concurrence of a first patient dosing with the GlyPharma product in a pivotal trial and a liquidity event in VectivBio Holding AG. In June 2019, Therachon Holding AG acquired 100% of the shares of GlyPharma from Therachon AG and contributed them (including the rights and obligations under the share purchase agreement of October 2018, (i.e., also the contingent liability) into the reserves from capital contributions of VectivBio Holding AG. Therefore, the obligation to pay the third milestone was transferred from Therachon Holding AG to VectivBio Holding AG. On November 26, 2021, the USD 20 million (CHF 18.7 million) third milestone was paid. USD 10.0 million (CHF 9.3 million) was settled in cash and USD 10.0 million (CHF 9.4 million) in shares. 2.3. VectivBio AG During the year 2021, the Company, sole shareholder of VectivBio AG, has funded VectivBio AG’s operations in the amount of CHF 66.1 million in cash increasing the Intercompany balance. In March 2021, the Company converted CHF 30.1 million from the Intercompany receivable into VectivBio AG’s equity. Additionally, in April 2021, VectivBio Holding contributed the Intellectual Property in Apraglutide for a value of CHF 27.1 million into, VectivBio AG’s equity as contribution in kind. The settlement of the third milestone as described in Note 2.2. further increased the book value of the investment in VectivBio AG by CHF 18.7 million. 2.4. VectivBio Comet AG VectivBio Comet AG was founded on October 4, 2021, with a share capital of CHF 100’000 2.5. Comet Therapeutics Inc On September 9, 2021, the Company acquired 100% of the issued share capital of Comet Therapeutics Inc., a pharmaceutical company based in the United States of America. The purchase consideration, including directly attributable costs, was paid in shares (CHF 1.4 million) and in cash (CHF 1.3 million) at the acquisition date for a total value of CHF 2.7 million. The Company is required to pay up to USD 25.0 million based on the completion of several milestones related to the successful development of the research programs within the Comet platform. As of December 31, 2021, the Company considers the probability for such milestones to be remote. Accordingly, the Company has not recognized any liability in the Balance Sheet as of December 31, 2021.

2.6. Share Capital

	Number of issued and outstanding shares			
	Ordinary shares		Preferred shares	
	2021	2020	2021	2020
Balance at beginning of year	13'042'080	9'785'080	13'753'612	—
Issuance of ordinary shares	23'593'633	3'257'000	(13'753'612)	—
Issuance of preferred shares	—	—	—	13'753'612
Balance at the end of the year	36'635'713	13'042'080	—	13'753'612
Treasury shares	(662'374)	(722'275)	—	—
Balance at end of the year	35'973'240	12'319'805	—	13'753'612

Upon the IPO on April 8, 2021, 13'753'612 Series A1 and A2 preferred shares from convertible loan converted into ordinary shares and additional ordinary shares amounting to 9'066'176 were issued. As of December 31, 2021, there are no preferred shares outstanding.

On September 9, 2021, the Company issued 185'608 ordinary shares with a nominal value of CHF 0.05 per share for purposes of the acquisition of Comet Therapeutics Inc resulting in an increase of nominal share capital of CHF 9'280, and an increase in the capital reserves from capital contribution of CHF 1'369 thousand.

On November 26, 2021, the Company issued 588'237 ordinary shares with a nominal value of CHF 0.05 per share for purposes of the settlement of the third milestone payment disclosed in Note 2.2, resulting in an increase of nominal share capital of CHF 29'412, and an increase in the capital reserves from capital contribution of CHF 9'398 thousand.

As of December 31, 2020, there were two classes of shares issued – ordinary shares and Series A preferred shares, consisting of Series A1 preferred shares and Series A2 preferred shares depending on the issue price paid. These Series A preferred shares carried non-cumulative preferred dividend rights in the amount of 6% of the issue price paid per Series A preferred share per annum, if the Company resolved on paying a dividend, as well as liquidation preference (i.e. preferred rights with respect to liquidation proceeds) in an amount equal to the greater of (i) the issue price paid per Series A preferred share, or (ii) such amounts as would have been payable had all Series A preferred shares been converted into ordinary shares in the event of a liquidation, dissolution, winding up or sale of the Company. The difference between ordinary shares and Series A preferred shares was that ordinary shares had no such preferred rights.

8

2.7. Treasury Shares

Treasury shares	Nº of shares[a)]	Share price	Value CHF
Issuance on October 23, 2020	722'275	0.05	36'114
Balance at December 31, 2020	**722'275**	**0.05**	**36'114**
October 2021 Equity Plan	-64'674	0.05	-3'234
Treasury Share Transaction [b)]	19'230	6.05	116'246
November 2021 Equity Plan	-2'624	0.05	-131
Treasury Share Transaction [b)]	606	3.95	2'391
December 2021 Equity Plan Transfer	-16'749	0.05	-837
Treasury Share Transaction [b)]	4'310	3.95	17'009
Balance at December 31, 2021	**662'374**	**0.25**	**167'438**

[a)] The number of shares as of prior period were revised to reflect the Reverse Share Split as described in Note 1.

[b)] During the years ended December 31, 2021 the Company withheld 24'146 treasury shares, in satisfaction of withholding taxes due by our employees upon the vesting of equity awards granted under our Equity Incentive Plans. There were no such withholdings in 2020.

On October 23, 2020, the Company issued 2'820'000 restricted ordinary shares with a nominal value of CHF 0.05 per share at their nominal value for purposes of employee participation under the 2020 Equity Incentive Plan and the 2020 RSPA Plan. Out of these shares, 722'275 ordinary shares (CHF 36'114) were not granted (becoming treasury shares).

During 2021, in October, November and December some of the awards vested and treasury shares were transferred to the beneficiaries.

On December 31, 2021, there are 662'374 treasury shares with a corresponding treasury share reserve in the amount of CHF 167'438.

2.8. Reserves from capital contributions

Until the date of these financial statements, the Swiss Federal Tax Administration preliminary confirmed qualifying capital contribution reserves of CHF 91'460'342. CHF 999'901 declared capital contributions were not accepted as capital contributions reserves by the tax authority and are allocated to the other legal capital reserves. Whereas reserves from capital contributions are treated the same as a repayment of share capital, the distribution from other reserves are treated as dividend payment with withholding tax implications.

3. Information relating to items in the profit and loss statement

3.1. Legal, accounting and tax consulting expenses

The expenses under this heading mainly include legal and audit expenses. These expenses have increased from CHF 4.6 million to CHF 9.0 million. This is mainly due to the IPO offering of VectivBio Holding AG in the Nasdaq Global Market occurred in April 2021. Several law firms supported the Company in the prospectus' preparation. In addition, the Audit activity significantly increased due to the regulatory and compliance requirements related to the IPO.

9

3.2. Other operating expenses

The other operating expenses include the following costs:

	2021	2020
Investment banks commission for the IPO	9'579'569	-
Foreign withholding taxes	411'496	-
IT expenses	241'152	-
Other expenses	204'749	-
Total other operating expenses	**10'436'966**	**-**

3.3. Impairment

The value in the Investment in GlyPharma was recognized at historical value and amounted to CHF 22.9 million as per December 31, 2020. Although the company was dormant, it had partial ownership of Apraglutide' s IP.

In 2021, VectivBio Holding AG received a dividend from its subsidiary GlyPharma amounting to CHF 27.5 million of which CHF 27.1 million was in kind. This part represents the fair market value of Apraglutide's IP received as dividend.

Upon the distribution in kind, the value of the investment in GlyPharma was not considered recoverable, and impaired. The total impairment for this investment amounts to CHF 23.2 million.

3.4. Financial expenses

In 2021, the financial expense includes bank fees. In 2020 the financial expense included convertible loan interest expense. The interest rate used was 4%.

With an effective date as of 23 December 2019, ten institutional investors signed individual convertible loan agreements. The total amount of the loan was USD 20.0 million (CHF 19.4 million).

On September 11, 2020, the Convertible Loans were mandatorily converted into an aggregate of 4'195'966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share. Upon conversion, the Convertible Loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirely.

10

11 Additional information required by law 3.5. Commitments and contingent liabilities As of 31 December 2021, the Company had no open litigation or any other contingent liabilities outstanding except for contingent payment obligations that may be incurred upon the achievement of milestones or royalty payments under certain licensing or purchase agreements as the one for the acquisition of Comet Therapeutics Inc. Additionally, as a result of the Comet acquisition described in Note 2.5, the Company is required to pay up to USD 25.0 million based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of December 31, 2021, the Company considers the probability for such milestones to be met as remote. Accordingly, the Company has not recognized any liabilities in the statement of financial position as of December 31, 2021, related to these contingent payments, which will be recognized when the payment becomes probable. The breakdown of the contingent payments and the related milestones triggering a payment are disclosed below: In thousands of USD Payment GLP Tox Study Initiation ……………………………………………. 5’000 First dosing of the first subject in the first Clinical Trial …………. 5’000 First dosing of the first subject in a Pivotal Trial ………………… 15’000 Total 25’000 3.6. Significant shareholders The following shareholders owned more than 5 percent of voting rights in the following date Shareholder Voting rights as at December 31, 2021 Orbimed Advisors 14.52% Novo Holdings 9.79% Bpifrance SA 7.80% Citadel Advisors 7.56% Cowen Investment Management 7.44% Eventide Asset Management, LLC 6.50% Cormoran Asset Management, LP 6.16%

12 3.7. Equity incentive plan In September 2020, the board of directors approved an equity incentive plan consisting of 19’400’000 awards. Under this plan, 5’937’000 stock options, 10’468’000 restricted shares (RSPA) and 1’010’000 restricted share units (RSUs) were granted to certain directors, employees of the subsidiaries including executive management, and consultants of the Company and its subsidiaries. The remaining awards were available for new hires on 31 December 2020. These instruments vest for four years. 2020 2020 Number Value/award Awards allocated to Directors 84’000 0.80 CHF Management 13’311’000 0.80 CHF Employees from subsidiaries 4’020’000 0.80 CHF In April 2021, the board of directors approved an equity incentive plan consisting of 6’760’000 awards. Under this plan, 2’598’400 stock options and 430’000 RSUs were granted to certain directors, employees of the subsidiaries including executive management, and consultants of the Company and its subsidiaries. The remaining awards were available for new hires on 31 December 2021. These instruments vest after three or four years. 2021 2021 Number Average value per award Awards allocated to Directors 204’000 10.79 Management 1’935’000 11.19 Employees from subsidiaries 849’400 11.91 Equity awards are comprised of options and non-vested stock (restricted share units) awards. The fair value of our options is determined using the Black-Scholes model that considers the exercise price and the expected price volatility in the underlying share. The non-vested awards, restricted share units, are valued using a reasonable estimate of market value of the common stock on the date of the award.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at December 2021:

	Number of Shares	Number of RSUs	Number of Options
Luca Santarelli, Chief Executive Officer, and Director	1'543'187	-	1'770'000
Claudia D'Augusta, Chief Financial Officer	454'000	-	228'000
Christian Meyer, Chief Operating Officer	354'329	-	218'000
Omar Khwaja, Chief Medical Officer	-	-	380'000
Kevin Harris, Chief Commercial Officer	261'124	143'188	-
Sarah Holland, Chief Business Officer	220'000	-	86'000
Scott Applebaum, Chief Legal Officer, and Corporate Secretary	-	-	160'000
Alain Bernard, Chief Technology Officer	-	-	203'000
Thomas F Woiwode, Chairman and Director	-	49'000	-
Paul R Carter, Director	-	-	40'000
Sandip Kapadia, Director	37'847	53'875	-
Hans Schikan, Director	71'050	-	25'000
Stephen Squinto, Director	76'050	25'000	-
Murray Stewart, Director	-	40'000	-

3.8. FTE

VectivBio Holding AG has no employees.

3.9. Subsequent events

On March 26, 2022, we entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited.

The Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches as follows:

Loan A1: EUR equivalent of USD 22.5 million;
Loan A2: EUR equivalent of USD 15 million; and
Loan B: EUR equivalent of USD 18.75 million.

Loan A1 will be available for drawdown from closing until September 30, 2022. Loan A2 will be available for drawdown from June 30, 2022 until September 30, 2022. Loan B will be available for drawdown until December 31, 2022.

The availability of any funds under a drawdown of Loans A1 and A2 or Loan B is conditional upon the Company having a debt-to-market cap ratio (where debt includes the amount of the proposed draw down) equal to or less than 25% at the time of each draw down. Loan B is conditional upon (i) the Company raising USD 80 million in new equity and/or subordinated

13

14 convertible debt, or other non-dilutive funds and (ii) the Company releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study. The Loan will have an interest-only repayment period until March 31, 2023, which can be extended to June 30, 2024, if certain conditions are met. Payments will then be comprised of both interest and principal until the loan is paid off, with an end date ranging from March 31, 2025 to June 30, 2026, if the interest-only period has been extended to June 30, 2024. Borrowings under the convertible loan portion of the Loan will bear interest at an implied fixed rate of 7.45% per annum and borrowings under the term loan portion of the Loan will bear interest at a fixed rate of 8.95% per annum. The convertible loan amount is convertible into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the 30-day period ending three days prior to either (i) with respect to the first portion of Tranche A, the earlier of the date of first drawdown of such portion or March 31, 2022 or (ii) on the date of each subsequent drawdown after the first drawdown, with respect to the remaining EUR equivalent of USD 65.0 million available under the Loan. The Company may prepay all, but not part, of the term loan and the convertible loan amounts at any time, by notifying the lender at least fifteen days in advance of a date ending on a repayment date; provided, however, that Kreos may at its option convert the convertible loan into ordinary shares prior to receipt of any such prepayment notification. As additional consideration for the Loan, Kreos received a fee of USD 750,000, as well as a warrant to purchase 324,190 of the Company’s ordinary shares at a price per ordinary share equal to the volume weighted average price per share for the 30-day period ending three days prior to the closing of the loan. The Company will grant to Kreos an additional warrant to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30- day period ending three days prior to the date of the first drawdown of Loan B. The warrants are exercisable for a period of seven years from the date of issuance. The Loan contains customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.